UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Below is an English translation (from Hebrew) from an immediate report by BiondVax Pharmaceuticals Ltd. ("BiondVax" or the "Company") as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on July 31, 2015, in accordance with the Israeli Securities Law and Regulations.

BIONDVAX PHARMACEUTICALS LTD.

(the “Company”)

Description of unregistered options (the "Description")

Subject to section 15b(1)(a) to the Securities Law, 5728 – 1968 (the “Securities Law”) and the Securities Regulations (Details of Securities Description offered to employees), 5770 – 2000 (the “Description Regulations”).

An offering of

Unregistered options, exercisable to up to 3,780,000 Ordinary Shares NIS 0.0000001 par value per share (the “Ordinary Shares") offered for no consideration to 14 employees and/or officers of the Company.

July 31, 2015

CHAPTER 1 – GENERAL

1.1	General

1.1.1	Definitions

The terms specified below shall bear the meaning assigned thereto, unless the context otherwise requires:

“Ordinary Shares”	Ordinary Shares of the Company par value NIS 0.0000001 each.
“The Offered Options”	Unregistered options exercisable to up to 3,780,000 Ordinary Shares of the Company.

“The Offerees”	14 Company officers and/or employees.
“The Option Plan”	The 2005 Option Plan for Company's employees, officers, directors, and consultants, as specified in section 1.1.3 below.
“The Income Tax Ordinance”	The Income Tax Ordinance [new version], 5721 – 1961, as amended from time to time, including the registration and/or rules and/or orders and/or any other provisions issued or that will be issued subject thereto.

1.1.2	The Company is a public company and its securities are traded on the Tel Aviv Stock Exchange Ltd. ("TASE"). On May 15, 2015, the Company announced the closing of an initial public offering in the U.S. of American Depositary Shares ("ADSs") (each ADS is equal to 40 ordinary shares) and ADS warrants (each ADS warrant is exercisable to one (1) ADSs). Trading of the ADSs and ADS warrants on the Nasdaq Capital Market commenced on May 12, 2015.

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1.1.3	The Options Plan

In 2005 the Board of Directors resolved to adopt an option plan for employees, officers, directors and consultants. The Options Plan enables the granting of the Offered Options to the Offerees in accordance with this Description, inter alia, subject to the terms set forth in section 102 to the Income Tax Ordinance ("Section 102"). The Company elected to grant the Offered Options according to the capital gains track in Section 102 (via a trustee) to its officers, CPA Uri Ben Or, CFO and Dr. Tamar Ben Yedidya, Chief Scientific Officer, and to 12 employees of the Company.

To date, he Company granted a total of 6,647,050 options under the Option Plan, of which 3,505,769 options are outstanding, constituting approximately 2.79% of the Company’s issued and outstanding capital of the Company and 1.56% on a fully diluted basis1.

1.1.4	On May 26 and May 28, 2015, the Compensation Committee and the Board of Directors resolved to publish this Description, offering 3,780,000 unregistered options, exercisable to up to 3,780,000 Ordinary Shares, for no consideration, to two officers and 12 employees, who are not interested shareholders and will not become interested shareholders due to their percentage of Company's securities holdings (as defined in the Israeli Companies Law, 5759-1999) as a result of the grant of the Offered Options.

1.1.5	On January 16, 2014, the general shareholders meeting approved the Company's Compensation Policy, (the “Compensation Policy”), and on March 1, 2015, the general shareholders meeting approved an amendment to the Compensation Policy.

The grant of the Offered Options to the officers Ben Or and Ben Yedidya is in compliance with the Compensation Policy, as amended. The Compensation Policy is available in the Company’s immediate report dated January 25, 2015 (ref. no.: 2015-01-018073).

1.1.6	The purpose of the Options Plan is to attract and maintain skilled human resources, grant additional incentives to the Offerees and promote the Company’s business, subject to the provisions of the Options Plan.

1.1.7	The grant of the Offered Options to the Offerees will be executed subject to the provisions of Section 15b(1)(a) to the Securities Law in according to this Description.

1.2	The requisite approvals

The grant of the Offered Options is subject to receiving all requisite approvals specified below, and the receipt of each requisite approval must be obtained prior to the grant of the Offered Options:

1.2.1	Approval of the grant by the required corporate bodies of the Company. On May 26, 2015, the Company’s Compensation Committee recommended to the Board of Directors to approve the grant of the Offered Options. On May 28, 2015, the Company Board of Directors approved the grant of the Offered Options.

1.2.2	The approval of TASE for the listing for trade of the Ordinary Shares deriving from the exercise of the Offered Options (the "Exercise Shares"). The Company intends to seek TASE's approval immediately following the publication of this Description.

1 Full dilution assumes the full exercise of all exercisable securities of the Company, i.e. the exercise of 3,505,769 unregistered options to 3,505,769 Ordinary Shares, 5,650,000 tradeable options (series 3) exercisable to 5,650,000 Ordinary Shares, 5,685,000 tradeable options (series 4) exercisable to 5,685,000 Ordinary Shares, 6,302,000 tradable options (series 5) exercisable to 6,302,000 Ordinary Shares, 2,038,000 ADS Warrants exercisable to 81,520,000 Ordinary Shares and 95,500 Representative's Warrants exercisable into 3,820,000 Ordinary Shares.

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1.3	The Grant of the Offered Options
1.3.1	The Company will be entitled to grant the Offered Options to the Offerees according to the terms of the Options Plan and this Description, after obtaining all requisite approvals specified in section 1.2 above.

1.3.2	The Offerees are two officers and 12 employees of the Company, who are not, and will not become, interested shareholders of the Company due to their percentage of holding of Company's securities, following the grant of the Offered Options. In addition, it is clarified that no grant of the Offered Options shall be executed in the event an employment relationship between the Offerees and the Company ceases to exists.

1.3.3	The Offered Options shall vest over a period of three years from the grant approval by the Board of Directors (May 28, 2015) and will be valid for a period of ten years. The exercise price of each Offered Option is equal to 130% of the average closing sale share price on TASE during the thirty (30) trade days prior to May 28, 2015.

CHAPTER 2 – DETAILS OF THE OFFERING AND THE OFFERED OPTIONS

2.1	The Offerees

The Offerees are two officers and 12 employees of the Company, who are not, and following the grant of the Offered Options, will not become interested shareholders due to their holdings of securities of the Company. Subject to this Description, 3,780,000 Offered Options shall be granted as follows:

Offeree	Amount of options
CPA Uri Ben Or, CFO	500,000
Dr. Tamar Ben Yedidya, Company’s Chief Scientific Officer	500,000
12 additional employees	2,780,000
TOTAL	3,780,000

2.2	The Offered Options
2.2.1	3,780,000 unregistered options, exercisable to up to 3,780,000 Ordinary Shares, offered to the Offerees for no consideration (subject to the adjustments in section 2.5 below).

2.2.2	To this date, the Company’s total registered capital includes 391,000,000 Ordinary Shares. The Company’s issued and outstanding capital is 135,097,367 Ordinary Shares, and 241,580,136 on a fully diluted basis. Subject to the receipt of all requisite approvals, and following the vesting of all Offered Options, the Exercise Shares shall constitute approximately 2.72% of the Company’s issued and outstanding capital and about 1.54% on a fully diluted basis.

2.2.3	The grant of the Offered Options shall be executed immediately following receiving all requisite approvals in accordance with section 1.2 above, subject to the provisions of the Income Tax Ordinance and within the period determined in TASE's approval as specified in section 1.2.2 above. In addition, it is clarified that no grant of the Offered Options shall be executed in the event an employment relationship between the Offerees and the Company ceases to exists.

2.2.4	The Exercise Shares will be listed for trade on the Tel Aviv Stock Exchange and will be, from the grant date, equal in their rights for all intents and purposes to the Company’s Ordinary Shares. The Exercise Shares will be registered in the name of the Bank Leumi Le-Israel Registration Company Ltd., or any registration company which the Company elects to enter into an agreement with. For a descritpion of the rights attached to the Ordinary Shares see Chapter 3 to this Description.

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2.2.5	An Offeree who is interested in exercising the Offered Options, to which he is entitled subject to all the terms of the Options Plan, will deliver to the Company and the trustee, a notice in writing signed thereby according to the format determined by the Company (the “Exercise Notice”). The Exercise Notice will include, inter alia, the identity of the Offeree and the number of Offered Options he wishes to exercise. The decision whether to exercise or not and when, and the duty to pay the exercise price solely belongs to each Offeree, and not to the Trustee.

2.2.6	The Offeree will pay the Company the exercise price of the Offered Options in consideration for the receipt of the Exercise Shares in accordance with the Exercise Notice.

2.2.7	For so long as the Company is a "Reporting Corporation" under Chapter F to the Israeli Securities Law, on the first TASE trading day following the date the Company received a complete and signed Exercise Notice along with the exercise price in accordance with Section 2.2.6 above, the Company will report the aforementioned grant and take action to transfer the necessary documents required for depositing the Exercise Shares with Bank Leumi Le-Israel Registration Company Ltd., or any registration company which the Company elects to enter into an agreement therewith, and deposit them in the trust account on behalf of the Offeree.

2.2.8	Offered Options that are not exercised before the dates specified in section 2.4 below will expire and shall not bestow any right to compensation or indemnity and they shall be invalid.

2.3	Exercise Price and Consideration

The exercise price of the Offered Options is NIS 0.74607 per Offered Option, equal to 130% of the average closing sale share price on TASE during the thirty (30) trade days prior to May 28, 2015

2.4	Vesting, Exercise and Expiration
2.4.1	The Offered Options will vest in three equal installments over a period of three years from May 28, 2015, subject to the terms of the Option Plan.

2.4.2	The Options will be exercisable for a term of 10 years from the Date of Grant, as defined herein (the "Exercise Period"). Offered Options not exercised by the end of the Exercise Period shall expire, will be void and shall not entitle its owner to any right, including the right to any payment, unless the Exercise Period is extended in accordance with the Option Plan and pursuant to approvals required by law. The Option Plan is subject to the resolutions of the Board of Directors or any Committee authorized by the Board of Directors.

2.4.3	Exercising the Offered Options after employment termination

In the event of termination of employment relationship between the Company and the Offeree (or in the event of end of term) due to the Offeree’s retirement, or in the event of termination without Cause, as defined below, the Offeree’s shall be entitled to exercise the vested Offered Options (subject to Section 102) for a period of 90 days from the date of such termination. The remaining unvested Offered Options shall expire on the date of employment termination. In the event of termination of the Offeree’s employment by the Company due to: (1) Conviction of an offense involving moral turpitude or that might cause significant harm to the Company; (2) Embezzlement of Company finances; (3) Any breach of fiduciary duty or a duty of care by the Offeree, including the divulgence of the Company's confidential information; and (4) Any act or omission (except for an act or omission done in good faith) which the Company's Board of Directors believes might harm the Company (the "Cause"), shall entail immediate expiration of all Offered Options, vested and unvested, effective as of the date of such termination. In the event of death or disability which prevents the Offeree from fulfilling his obligations to the Company, the Offeree or his heirs or estate will be entitled to exercise the Options within 12 months following the date of Offeree's death or disability.

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2.5	Adjustments
2.5.1	Distribution of Bonus Shares:

In the event of distribution of share dividends, whereby the record date for such distribution is prior to the date of the exercise of the Options, the number of Ordinary Shares to which the Offered Option holder is entitled upon exercise of Offered Options shall be adjusted to reflect the grant of bonus shares to which such holder would have been entitled had he exercised the Offered Options by the record date. The Company will publish an immediate report with the adjusted exercise ratio on or prior to such record date.

2.5.2	Right Issuance:

In the event the Company offers securities of any kind by way of issuance of rights during the Exercise Period, the number of exercisable Ordinary Shares shall be adjusted to the number of Ordinary Shares of the Company in accordance with the ratio between the closing sales price on TASE of the Ordinary Share on the last trading day prior the record date and the initial sales price on TASE of the Ordinary Share as of the record date. This adjustment method may not be changed.

The Company will announce the adjusted exercising ratio by an immediate report before the beginning of trade on TASE on the record date.

2.5.3	Distribution of Dividends

No adjustment shall be made in the event of distribution of dividends.

According to TASE's guidelines, no exercise of Options will be performed on each record date or during the last trade date on TASE in the event the record date occurs on a day there is no trade on TASE.

2.6	Listing for Trade

The Offered Options will not be listed for trade on TASE. The Exercise Shares, however, will be listed for trade on TASE, and the Company will bear any cost incurred with the listing of the Exercise Shares on TASE.

2.7	Trustee

Subject to the provisions of the Income Tax Ordinance the Options Offered will be placed with ESOP Management and Trust Services Ltd. (the “Trustee”), who will hold the Offered Options and the Exercise Shares subject to Section 102.

2.8	Transfer prohibition

The Offered Options will not be transferrable, reassigned, used as collateral etc., except pursuant to a will or to Israeli inheritance laws. Offeree's rights in the Exercise Shares are not transferable, unless as stipulated according to the Option Plan.

2.9	The Economic Value of the Offered Options

The fair value of each Offered Option, when calculated in accordance with IFRS guidelines, is approximately NIS 2.98 and the total value of all Offered Options is approximately NIS 1,127,560. The economic value of the Options is assessed using the binomial model.

The parameters used in applying the said model are as follows:

Calculation date: July 26, 2015.

Share price (in NIS) for the purpose of this calculation: NIS 0.437

Exercise Period: 10 years.

Risk-free interest rate: 2.0%.

Standard deviation: 87%.

Dividend yield: 0%.

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2.10	Offerees’ Undertaking

Upon the grant of Offered Options the Company will deliver to each Offeree this Description upon receiving the Offered Option subject to the Options Plan and this Description. The Offeree will undertake and declare that: (1) he agrees and confirms that he has received and read the Options Plan and he agrees to all of the terms thereof including, and without derogating from the generality of the aforementioned, his consent to bear all tax duties and other mandatory payments arising from the offering and grant of the Offered Options, exercise of the Offered Options or sale of the Exercise Shares, as the case may be, and included in this, he agrees and authorizes the Company to deduct at source any applicable aforementioned tax; (2) undertakes to comply with all terms specified in the Income Tax Ordinance, including the rules in section 102, the Options Plan and the trust agreement; (3) subject to the provisions and terms of section 102 to the Ordinance and the rules, and the Offeree undertakes not to sell or remove the exercise shares from the trusteeship prior to the end of the minimum trust period; (4) the Offeree’s undertaking to comply with the Offered Options exercise and Exercise Share sale protocols, as the case may be, as shall be agreed upon between the Company and the Trustee.

2.11	Applicable law

The Option Plan, this Description and any related document delivered by the Company in connection with the Options Plan and this Descriptions shall be construed, managed and will be subject to the Laws of the State of Israel.

2.12	Non-Applicability of Restrictions on Resale

The grant of the Offered Options subject to this Description are in accordance with the provisions of Section 15b(1)(a) to the Israeli Securities Law and therefore Section 15 to the Israeli Securities Law shall not apply on the grant of the Offered Options.

4.11.	Agreements between the Offeree and other Company's Shareholders

To the best of the Company's knowledge, there are no agreements between the Offerees and the other shareholders of the Company regarding the purchase or sale of securities or voting rights in the Company.

CHAPTER 3 – THE RIGHTS ATTACHED TO THE ORDINARY SHARES

The rights attached to the Ordinary Shares are specified in Chapter D to the Shelf Prospectus published by the Company on January 7, 2014, reference no.: 2015-01-044916, incorporated by reference.

CHAPTER 4 – TAXATION

Tax Aspects and Mandatory Payments

4.1.1	The Offerees will bear all tax duties, levies, mandatory payments imposed by the tax authorities (whether in Israel or abroad), and any other mandatory payment due to the Offered Options, the Exercise Shares, a dividend or any other benefit, arising from the grant of the Offered Options subject to this Description.

4.1.2	The Company will deduct by law all taxes and levies, as is required by the provisions of any law. The Offerees agree to indemnify the Company and exempt it from the duty to pay any taxes, interests, and fines and any other payment, arising as a result of the Company’s omission to deduct any tax from any payment delivered to the Offeree.

4.1.3	The Company shall bear no liability and shall be indemnified by the Offerees for any expense or loss caused thereto due to the any tax payments made thereby, including payments for failure to deduct tax vis-à-vis the granting of the Offered Options, their exercise, the grant of the Exercise Shares, or the transfer of the Exercise Shares to the name of the Offeree, and the payment of dividend.

4.1.4	Income credited to the Offerees shall not be calculated when calculating the basis for their entitlement to any social benefits, including the calculation of executive insurance, National Insurance Institute, retirement funds, severance pay, holiday allowance, study fund, etc. If the Company is compelled, subject to any law, to bear the aforementioned payments, the Company will be entitled to indemnity from the Offeree at the exact sum of the expense imposed thereon.

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4.2	Taxation Applicable to the Offered Options

The Offered Options will be granted subject to the plan submitted to the Income Tax Authority, and they will be granted subject to the capital track (with a trustee) of section 102. Subject to the Provisions of Section 102, the Offered Options will be allotted and/or determined between the Company and the Trustee. In accordance with the provisions of the trusteeship and the Offered Options exercise and Exercise Share sale protocols, as determined, any tax liability in connection with the Offered Options will be exclusively imposed on the Offeree. The Trustee will be responsible for deducting from the Offeree on the effective date by law all payments required by law and delivering them to the tax authorities on time.

The content of this Chapter does not constitute an interpretation of the provisions pertaining to the tax laws in Israel which may apply in connection with the granting of the Offered Options, and is not a substitute for professional legal advisement in this matter. The Offerees must consider the tax implications relating to and arising from the receiving of the Offered Options. Without derogating from aforementioned, it is clarified that the tax provisions pertaining to the allotment of the offered options may change, and the Offerees shall bear any fiscal implications arising, if they arise, from a change as aforementioned.

CHAPTER 5 – ADDITIONAL INFORMATION

5.1	Registered and issued capital
5.1.1	The Company’s registered share capital consists of 391,000,000 Ordinary Shares.

5.1.2	To date, the Company’s issued and outstanding capital is 135,097,367 Ordinary Shares.

5.1.3	The Company’s issued and outstanding capital on a fully diluted basis, as of the date of this Description and after the grant of the Offered Options subject to this Description is 245,360,136 Ordinary Shares.

5.2	Details regarding the Company’s share prices

Below are details regarding the high and low closing price of the Company’s share on TASE in 2013, 2014 and during the period between January 1, 2015 and until the date of this Description (in NIS).

	Low closing price		High closing price
	Price	Date	Price	Date
2013	0.597	29.4.2013	1.052	13.1.2013
2014	0.575	9.1.2014	0.796	26.2.2014
1.1.2015 to this date	0.42	13.5.2015	0.769	7.1.2015

The Company’s closing share price at the end of the trading day preceding the publication of this immediate report (July 30, 2015) was NIS 0.406.

5.3	Document Review

Attention is referred to the Company’s Periodic Report for 2014, published on March 26, 2015 (ref. no.: 2015-01-063070) and the first quarter report for 2015 dated May 31, 2015 (ref. no.: 2015-01-034044).

In addition the Company’s refers the Offerees’ attention to the immediate reports published by the Company after the date of publishing the first quarter report on the Israel Securities Authority website (www.magna.isa.gov.il), and on the Tel Aviv Stock Exchange website (www.maya.tase.co.il).

5.4	Israel Securities Authority
5.4.1	The Israel Securities Authority, including any employee is authorized for this purpose, is entitled within fourteen business days from the date of submitting the Outline, to instruct the Company to provide an explanation, specification, information, and documents pertaining to the Outline and to instruct the corporation to amend this Description within a determined period.

5.4.2	If the event the Israel Securities Authority should instruct the amendment of this Description, the Israel Securities Authority may instruct a deferral of the grant date of the Offered Options to a date that shall not occur prior to three business days and no later than fourteen business days from the date of publishing the amendment to this Description.

5.5	Details regarding the Company’s representatives for this Outline

Attorney Ilan Gerzi, from the law firm Pearl Cohen Zedek Latzer Baratz, from 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv 67021. Tel.: +972-3-6073777 Fax: +972-3-6073778.

Sincerely,

BiondVax Pharmaceuticals Ltd.

By Ron Babecoff, CEO, President and Director

CPA Uri Ben Or, CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 3, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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